                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                              __________________

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 5)

                              __________________

                      BROOKDALE LIVING COMMUNITIES, INC.
                               (Name of Issuer)

                    Common Stock, par value $0.01 per share
                        (Title of Class of Securities)


                                  112462 10 6
                                (CUSIP Number)

                              Michael W. Reschke
                             77 West Wacker Drive
                                  Suite 4200
                               Chicago, IL 60601
                                (312) 917-1500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                With a copy to:
                             Wayne D. Boberg, Esq.
                               Winston & Strawn
                             35 West Wacker Drive
                                  Suite 4200
                               Chicago, IL 60601
                                (312) 558-5600

                                April 20, 2000
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

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                                 SCHEDULE 13D
----------------------
CUSIP NO. 112462 10 6
----------------------

-------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Michael W. Reschke
-------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
-------------------------------------------------------------------------------
      SEC USE ONLY
 3

-------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
          Not Applicable
-------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
-------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
          United States of America
-------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            93,000

      SHARES       ------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          3,929,350
     OWNED BY
                   ------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             93,000

      PERSON       ------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          3,929,350
-------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
          Individually beneficially owns vested options to purchase 93,000 shares of common stock, par value $0.01 per share ("Common Stock"). May be deemed to share beneficial ownership of (i) 31,784 shares of Common Stock directly owned by The Prime Group, Inc., (ii) 3,576,933 shares of Common Stock directly owned by Prime Group VI, L.P. and
          (iii) 320,633 shares of Common Stock directly owned by Prime Group II, L.P. by virtue of his ability to control The Prime Group, Inc. and PGLP, Inc., which is the managing general partner of Prime Group VI, L.P. and Prime Group II, L.P.

-------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
-------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
          Individually beneficially owns an approximate .9% equity interest in the Issuer, assuming full exercise of options to purchase 93,000 shares of Common Stock. May be deemed to share beneficial ownership of (i) the approximate .3% equity interest in the Issuer directly owned by The Prime Group, Inc., (ii) the approximate 36.3% equity interest in the Issuer directly owned by Prime Group VI, L.P. and
          (iii) the approximate 3.3% equity interest in the Issuer directly owned by Prime Group II, L.P. by virtue of his ability to control
          The Prime Group, Inc. and PGLP, Inc., which is the managing general partner of Prime Group VI, L.P. and Prime Group II, L.P.

-------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
          IN
-------------------------------------------------------------------------------

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                                 SCHEDULE 13D
----------------------
CUSIP NO. 112462 10 6
----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Prime Group VI, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
          00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
          Illinois, United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          3,576,933
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          3,576,933
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
          3,576,933 shares of Common Stock

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
          Approximate 36.3% equity interest in the Issuer
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
          PN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
----------------------
CUSIP NO. 112462 10 6
----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          PGLP, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
          Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
          Illinois, United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          3,897,566
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          3,897,566
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
          May be deemed to share beneficial ownership of (i) 3,576,933 shares of Common Stock directly owned by Prime Group VI, L.P. and (ii) 320,633 shares of Common Stock directly owned by Prime Group II, L.P. by virtue of its position as managing general partner of Prime
          Group VI, L.P. and Prime Group II, L.P.

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
          May be deemed to share beneficial ownership of (i) the approximate 36.3% equity interest in the Issuer directly owned by Prime Group VI, L.P. and (ii) the approximate 3.3% equity interest in the Issuer directly owned by Prime Group II, L.P. by virtue of its position as managing general partner of Prime Group VI, L.P. and Prime Group II, L.P.
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
          CO
------------------------------------------------------------------------------

Item 1.  Security and Issuer.

          Item 1 is amended and restated in its entirety as set forth below:

          This Amendment No. 5 to Schedule 13D relates to shares of common stock, par value $0.01 per share ("Common Stock"), of Brookdale Living Communities, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 330 North Wabash Avenue, Suite 1400, Chicago, Illinois 60611.

Item 2.  Identity and Background.

          Items 2(a) and 2(f) are amended and restated in their entirety as set forth below:

          (a) and (f) This Amendment No. 5 to Schedule 13D is filed by each of Michael W. Reschke, an individual and a citizen of the United States of America ("Reschke"), Prime Group VI, L.P., an Illinois limited partnership ("PG-VI"), and PGLP, Inc., an Illinois corporation ("PGLPI").

          Reschke owns an approximate 50.75% equity interest in PGLPI, which is the managing general partner of PG-VI.

          Item 2(c)(i) is amended and restated in its entirety as follows:

          (c)(i) Reschke is the Chairman of the Board and a member of the Board of Directors of the Company. Reschke is also the Chairman of the Board, President and Chief Executive Officer and a member of the Board of Directors of The Prime Group, Inc. ("PGI"), the President and a member of the Board of Directors of PGLPI and the Chairman of the Board and a member of the Board of Trustees of Prime Group Realty Trust, a publicly traded real estate investment trust ("PGRT"). The principal business of PGI is the ownership, development and management of, and investment in, directly or indirectly, real estate. The business address of PGI is 77 West Wacker Drive, Suite 4200, Chicago, Illinois 60601. The principal business of PGRT is the acquisition, development, finance, construction, leasing, marketing, renovation and property management of office and industrial properties. The business address of PGRT is 77 West Wacker Drive, Suite 3900, Chicago, Illinois 60601. Reschke is also a member of the Board of Directors of each of Prime Retail, Inc., a publicly traded real estate investment trust involved in the ownership, development and management of factory outlet centers ("Prime Retail"), and Horizon Group Properties, Inc., a publicly traded corporation involved in the ownership, development and management of factory outlet centers ("Horizon"). The business address of Prime Retail is 100 East Pratt Street, Nineteenth Floor, Baltimore, Maryland 21202. The business address of Horizon is 77 West Wacker Drive, Suite 4200, Chicago, Illinois 60601.

          Items 2(b), (c)(ii), (c)(iii), (d) and 2(e) are not amended.

Item 3.  Source and Amount of Funds or Other Consideration.

          Item 3 is amended by adding the following:

          On March 21, 2000, Mark J. Schulte, the President and Chief Executive Officer of the Company, transferred 10,000 shares of Common Stock to PGI.

Item 4.  Purpose of Transaction.

          Item 4 is amended by (i) deleting the last paragraph thereof and (ii) adding the following:

          Except as set forth in Item 6 of this Amendment No. 5 to Schedule 13D, none of Reschke, PG-VI or PGLPI, nor, to the best of their knowledge, any of the executive officers or directors of PGLPI, has any current plans or proposals that relate to or would result in the types of transactions set forth in paragraphs (a) through (j) of the instructions for this Item 4.

Item 5.  Interest in Securities of the Issuer.

          Items 5(a), (b) and (c) are amended and restated in their entirety as set forth below:

          (a) Reschke owns vested options to purchase 93,000 shares of Common Stock, which number of shares, assuming full exercise of such vested options, constitutes approximately .9% of the outstanding shares of the Company's Common Stock. PGI beneficially owns 31,784 shares of Common Stock, which number of shares constitutes approximately .3% of the outstanding shares of the Company's Common Stock. PG-VI beneficially owns 3,576,933 shares of Common Stock, which number of shares constitutes approximately 36.3% of the outstanding shares of the Company's Common Stock. PG-II beneficially owns 320,633 shares of Common Stock, which number of shares constitutes approximately 3.3% of the outstanding shares of the Company's Common Stock.

          By virtue of his ability to control PGI and PGLPI, which is the managing general partner of PG-VI and PG-II, Reschke may be deemed to share beneficial ownership of the 31,784, 3,576,933 and 320,633 shares of Common Stock directly owned by PGI, PG-VI and PG-II, respectively. By virtue of its position as managing general partner of PG-VI and PG-II, PGLPI may be deemed to share beneficial ownership of the 3,576,933 and 320,633 shares of Common Stock directly owned by PG-VI and PG-II, respectively.

          (b) Assuming full exercise of Reschke's vested options, Reschke has the sole power to direct the vote and disposition of 93,000 shares of Common Stock directly owned by Reschke. Each of PGI, PG-VI and PG-II has the sole power to direct the vote and disposition of the 31,784, 3,576,933 and 320,633 shares of Common Stock owned by PGI, PG-VI and PG-II, respectively.

          By virtue of his ability to control PGI and PGLPI, which is the managing general partner of PG-VI and PG-II, Reschke may be deemed to share the power to direct the vote and disposition of the 31,784, 3,576,933 and 320,633 shares of Common Stock directly owned by PGI, PG-VI and PG-II, respectively. By virtue of its position as managing general partner of PG-VI and PG-II, PGLPI may be deemed to share the power to direct the vote and disposition of the 3,576,933 and 320,633 shares of Common Stock directly owned by PG-VI and PG-II, respectively.

          (c) On March 21, 2000, Mark J. Schulte transferred 10,000 shares of Common Stock to PGI. Other than as described above, none of Reschke, PGI, PGLPI, PG-VI or PG-II, nor, to the best of their knowledge, any of the executive officers or directors of PGLPI, has effected any transaction in securities of the Company during the past 60 days.

          Items 5(d) and (e) are not amended.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Item 6 is amended by adding the following:

          On April 20, 2000, Reschke, PGLPI, PGI, PG-II and PG-VI entered into a Stock Purchase Agreement (the "Fortress Stock Purchase Agreement") with Fortress Registered Investment Trust ("Fortress") and the Company whereby Reschke, PGLPI, PGI, PG-II and PG-VI agreed to sell to Fortress (i) 3,916,850 shares of Common Stock beneficially owned by PGI, PG-II and PG-VI (the "Prime Shares"), (ii) 12,500 shares of Common Stock subject to an option to purchase granted to Blackacre by PGI (the "Blackacre Shares") under the Blackacre Stock Option Agreement, (iii) 50,000 shares of Common Stock subject to vested options to purchase granted to Reschke by the Company (the "Reschke Option Shares") and
(iv) if such options become vested, 25,000 shares of Common Stock subject to non-vested options to purchase granted to Reschke by the Company (the "Non-Vested Options") on or before the later of (x) May 18, 2000 or (y) the business day after the date of expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "Closing Date"). Under the Fortress Stock Purchase Agreement, the purchase price is payable on the Closing Date in the amount of: (i) $57,752,750 (full payment of the purchase price for the Prime Shares minus a $1,000,000 deposit to be paid prior to or on April 24, 2000); (ii) $150,000 for the Blackacre Shares; provided, however, that if Blackacre's option expires without having been exercised on or prior to May 7, 2000, Fortress shall pay an additional $37,500 for such shares on the Closing

Date; (iii) $750,000 for the Reschke Option Shares; and (iv) $375,000 for the shares, if any, issued pursuant to the Non-Vested Options. A copy of the Fortress Stock Purchase Agreement is attached hereto as Exhibit 99.18 and incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

          Item 7 is amended by adding the following:

          Exhibit No.    Description
          -----------    -----------

          Exhibit 99.18 Stock Purchase Agreement, dated as of April 20, 2000, by and among Fortress Registered Investment Trust, Brookdale Living Communities, Inc., Michael W. Reschke, The Prime Group, Inc., Prime Group II, L.P., Prime Group VI, L.P. and PGLP, Inc.

                                   SIGNATURE
                                   ---------

       After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 5 to Schedule 13D is true, complete and correct.


                                /s/  Michael W. Reschke
                                -----------------------
                                Michael W. Reschke


                                Dated:  April 21, 2000

                                   SIGNATURE
                                   ---------


       After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 5 to Schedule 13D is true, complete and correct.

                                PRIME GROUP VI, L.P.

                                By:    PGLP, Inc.
                                       Managing General Partner

                                       By: /s/ Michael W. Reschke
                                           ----------------------
                                       Name:   Michael W. Reschke
                                       Title:  President

                                Dated: April 21, 2000

                                   SIGNATURE
                                   ---------

       After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 5 to Schedule 13D is true, complete and correct.

                           PGLP, INC.

                           By:     /s/ Michael W. Reschke
                              ---------------------------
                           Name:   Michael W. Reschke
                           Title:  President

                           Dated:  April 21, 2000

                                 EXHIBIT INDEX

The Exhibit Index is amended by adding the following:

Exhibit No.    Description
-----------    -----------

Exhibit 99.18 Stock Purchase Agreement, dated as of April 20, 2000, by and among Fortress Registered Investment Trust, Brookdale Living Communities, Inc., Michael W. Reschke, The Prime Group, Inc., Prime Group II, L.P., Prime Group VI, L.P. and PGLP, Inc.